UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. FORM 1-SA

☐ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2024

AtomBeam Technologies Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-2545888
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1036 Country Club Dr, Suite 200

Moraga, CA 94556

(Full mailing address of principal executive offices)

(415) 404-9888

(Issuer’s telephone number, including area code)

Item 3. Financial Statements

ATOMBEAM TECHNOLOGIES INC.

(a Delaware corporation)

Unaudited Financial Statements

For the six-month periods ended June 30, 2024 and 2023

ATOMBEAM TECHNOLOGIES INC.

BALANCE SHEETS

As of June 30, 2024 and December 31, 2023

Unaudited

ASSETS	June 30, 2024	December 31, 2023
Current Assets
Cash and cash equivalents	$1,166,757	$2,217,114
Total current assets	1,166,757	2,217,114

Fixed assets, net of accumulated depreciation	$26,185	$21,642
Intangible assets	1,019,262	550,387
Total Assets	$2,212,204	$2,789,143

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	$20,198	$20,198
Other current liabilities	74,339	31,525
Total Current Liabilities	94,537	51,723

Notes payable	473,190	483,190
Convertible note payable, net of issuance costs and commitments receivable	3,359,437	1,678,500
Accrued interest payable	-	74,370
Government-backed loans payable	35,555	36,300

Total Liabilities	3,962,719	2,324,083

SHAREHOLDERS' EQUITY

Common Stock	8,587,470	8,587,470
Retained deficit	(10,337,985)	(8,122,409)
Total Shareholders' Equity	(1,750,515)	465,061

Total Liabilities and Shareholders' Equity	$2,212,204	$2,789,143

ATOMBEAM TECHNOLOGIES INC.

STATEMENTS OF OPERATIONS

For six-month periods ended June 30, 2024 and 2023

Unaudited

	For six-month periods ended June 30,
	2024	2023
Revenues, net	$841,974	$104,721
Operating expenses
Marketing and advertising	394,125	61,752
Selling, general and administrative	2,624,008	660,807
Total operating expenses	3,018,133	722,559
Net Operating Income (Loss)	(2,176,159)	(617,838)

Interest (expense)	(902)	(1,363)

Tax provision (benefit)	-	-

Net Income (Loss)	$(2,177,061)	$(619,201)

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

ATOMBEAM TECHNOLOGIES INC.

STATEMENTS OF SHAREHOLDERS’ EQUITY

For six-month periods ended June 30, 2024 and 2023

Unaudited

	Common Stock	Retained Deficit	Total Owners' Equity
Balance as of December 31, 2022	$1,265,992	$(5,653,406)	$(4,387,414)
Issuance of securities, net of offering costs	2,822,819		2,822,819
Net loss		(619,201)	(619,201)
Retained Deficit adjustment			-
Balance as of June 30, 2023	$4,088,810	$(6,272,606)	$(2,183,796)
Issuance of securities, net of offering costs	4,498,659		4,498,659
Net loss		(1,859,804)	(1,859,803)
Retained Deficit adjustment		10,000	10,000
Balance as of December 31, 2023	$8,587,470	$(8,122,409)	$465,061
Issuance of securities, net of offering costs	-		-
Retained Deficit adjustment		(38,515)	(38,515)
Net loss		(2,177,061)	(2,177,061)
Balance as of June 30, 2024	$8,587,470	$(10,337,985)	$(1,750,515)

No dividends were issued during the periods included above.

ATOMBEAM TECHNOLOGIES INC.

STATEMENTS OF CASH FLOWS

For six-month periods ended June 30, 2024 and 2023

Unaudited

	For six-month periods ended June 30,
	2024	2023
Operating Activities
Net Income (Loss)	$(2,177,061)	$(619,201)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Add depreciation	-	-
Changes in operating asset and liabilities:
Increase (decrease) in accounts payable	-	-
Increase (decrease) in other current liabilities	41,153	-
Increase (decrease) in loan payable	-	(17,000)
Net cash used in operating activities	(2,135,908)	(636,201)

Investing Activities
Acquisition of fixed assets	(2,881)	-
Acquisition of intangible assets	(468,875)	(38,500)
Net cash used in operating activities	(471,756)	(38,500)

Financing Activities
Proceeds from capital transactions	1,498,219	3,375,124
Proceeds from (repayments of) of notes payable	(39,260)	-
Proceeds from (conversion of) convertible notes	98,348	(1,885,349)
Net change in cash from financing activities	1,557,307	1,489,776

Net change in cash and cash equivalents	(1,050,357)	815,075

Cash and cash equivalents at beginning of period	2,217,114	170,216
Cash and cash equivalents at end of period	1,166,757	985,291

ATOMBEAM TECHNOLOGIES INC.

NOTES TO FINANCIAL STATEMENTS

Unaudited

For the six-month periods ending June 30, 2024 and 2023

NOTE 1 – NATURE OF OPERATIONS

ATOMBEAM TECHNOLOGIES INC. (which may be referred to as the “Company”, “we,” “us,” or “our”) was organized in Delaware on August 17, 2017. The Company develops advanced software technology using machine learning to reduce the size of individual internet of things data files.

Since Inception, the Company has primarily relied on securing funding from investors to fund its operations. As of June 30, 2024, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern (see Note 3). Currently, and over the next three months, the Company is in the process of funding its operations with funding from a public offering under Regulation A (see Note 8) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot continue to secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2024 and 2023, the Company had $1,166,757 and $2,217,114 of cash on hand, respectively.

Fixed and Intangible Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is four years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of June 30, 2024 and 2023, the Company had net fixed assets of $26,185 and $21,642, respectively, and intangible assets of $1,019,262 and $540,387, respectively.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
•	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company records service revenue as services are performed using its machine learning technology.

Accounts Receivable

Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Stock Option Expense

The Company compensates certain employees by granting options to purchase the stock of the Company at a preset price. The Company accounts for the granting of these stock options under US GAAP by approximating the value of the vested shares under a widely accepted valuation methods. The Company recognized stock option expense for the nine-month periods ended June 30, 2024 and 2023 of $0 and $0, respectively.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company’s ability to continue may be dependent upon management’s plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – CONVERTIBLE NOTES AND EQUITY

Convertible Notes

As of June 30, 2024 and 2023, the Company had raised convertible notes payable of $3,359,437 and $1,678,500, respectively.

Common Equity

As of June 30, 2024, the Company has 12,069,854 shares of its single class of common stock issued and outstanding. Additionally, and also as of June 30, 2024, the Company has issued options, warrants and restricted stock units of the common stock in the amounts of 630,000, 420,068 and 2,489,676, respectively.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2023. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through June 30, 2024, and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has or will provide compensation to the shareholder-employees per the Company’s employment policies.

Additionally, four shareholders and/or directors are both common stockholders as well as holders of convertible notes.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates although some (but not all) of the convertible notes held by related parties were acquired in a public offering parri passu with other convertible note holders.

NOTE 8 – SUBSEQUENT EVENTS

Ongoing Crowdfunded Offering

On March 26, 2024, the Company initiated a securities offering (the “Crowdfunded Offering”) in a campaign under Regulation A which is expected to be completed in late 2024. The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation A portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Management’s Evaluation

Management has evaluated subsequent events through September 30, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Moraga, State of California, on September 30, 2024.

AtomBeam Technologies Inc.

By	/s/ Charles Yeomans
Charles Yeomans, Co-Founder, Chairman and Chief Executive Officer of AtomBeam Technologies Inc.
Date: September 30, 2024

This report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Charles Yeomans
Charles Yeomans
Chief Executive Officer,
Date: September 30, 2024

/s/ Rajiv Bhagat
Rajiv Bhagat
Chief Financial Officer and Chief Accounting Officer
Date: September 30, 2024